UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           Aberdeen Emerging Markets Debt Local Currency Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Registrant’s Telephone Number, including Area Code:

1-866-839-5205

Name and address of agent for service of process:

Lucia Sitar

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Copies to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes ☒  No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia and State of Pennsylvania on the 22nd day of December, 2009.

Aberdeen Emerging Markets Debt Local Currency Fund, Inc.

		By:	/s/ Lucia Sitar
Lucia Sitar
Sole Director

ATTEST:

By:	/s/ Megan Kennedy

Name:	Megan Kennedy

Title:	Treasurer & Secretary